Ph 713-547-8900	Vanderkam & Associates	Fax 713-547-8905

406 McGowen Street

Houston, Texas 77006

E-mail hpv@v-slaw.com

November 5, 2010

Sebastian Gomez Abero

Division of Corporate Finance

United States Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Nerium Biotechnology, Inc.

Commission File No. 000-54051

Dear Mr. Abero:

The following are the responces of Nerium Biotechnology, Inc. (the “Company”) to your comments of October 15, 2010. The number of each response corresponds with the comment number in your letter of October 15, 2010.

1.	The Company hereby acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
2.
Upon information and belief, we believe that once the shares of the Phoenix Trust are distributed, the Company will continue to be a foreign private issuer as defined in Rule 3b-4 under the Exchange Act.

3.	The Company, in fact, was referring to “anecdotal use” and “anecdotal data”. The misspelling has been corrected in Amendment No. 2.

4.
The table has been revised to include the comparative numbers from  September 30, 2009 and September 30, 2010. A footnote has also been added below the table to explain how the 2006 financial information was derived.

5.	The Risk Factor has been condensed and modified on page 7.
6.	The modifying language has been added to the discussion of Anvirzel on page 16 in the first paragraph under “General”..
7.	The modifying language has been added to the discussion of Dermal Creams on the last line on page 20.
8.	The MD & A for the nine-month periods ended September 30, 2009 and 2010 have been included on pages 27 through 30.
9.	We have no longer separately quantified our R & D expenses by product.
10.	The response to this comment is located in the Research and Development sections of the MD & A for the three months and six months ended September 30, 2010 on pages 28 and 29.
11.
The statement concerning an on-going private offering was incorrect. Prior to the filing of the Registration Statement, the Company had conducted a private offering. This offering was terminated prior to the filing of the Registration Statement.

12.	All references to returns and allowances have been deleted as the Company does not accept returns or allowances.
13.
Anvirzel  is not estimated and reserved prior to the expiration date because Honduran law requires that any expired Anvirzel must be inspected and following inspection, may only be written off and discarded by a specific Act of the Honduran Congress.

14.	The contractual obligates have been put in tabular form on page 34.
15.	No directors received stock options during calendar year 2009, our last full financial year.
16.	The disclosure required by Item 7.A.2 of Form 20-F (securities held in the host country, etc.) is contained in the last paragraph on page 43.
17.
The explanation of future income tax expense resulting from a reduction in future Canadian income tax rates was not put into the footnotes to the financial statements by the accountants because no tax benefit has been booked and therefore is not presently relevant to the Registrant.

18.	A recently dated auditor’s consent dated February 3, 2011, is attached as Exhibit 23.1.

Please contact the undersigned directly should you have any questions or need any further information.

Sincerely Yours,

/s/ Hank Vanderkam

Hank Vanderkam, Esq.